Marc G. Schuback Vice President, General Counsel & Secretary Tel 212 590 6204 Fax 212 590 6310 E-mail mschuback@deliasinc.com

April 8, 2010

Via Edgar

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

RE:	dELiA*s, Inc.
File No. 000-51648
Comment Letter dated March 23, 2010

Dear Mr. Owings:

Set forth below are the responses of dELiA*s, Inc. (the “Company”) to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 23, 2010 with respect to the following filings of the Company:

•	Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009 Filed on April 16, 2009
•	Definitive Proxy Statement on Schedule 14A Filed on May 1, 2009
•	Quarterly Report on Form 10-Q for the Period Ended October 31, 2009 Filed on December 10, 2009
•	Quarterly Report on Form 10-Q for the Period Ended August 1, 2009 Filed on September 10, 2009
•	Quarterly Report on Form 10-Q for the Period Ended May 2, 2009 Filed on June 11, 2009

This letter supplements the Company’s prior responses, set forth in our counsel’s letter to the Commission dated March 5, 2010 (the “Prior Response”), to the Staff’s comment letter dated January 29, 2010.

Please note that the responses also assume no changes to underlying facts and that the disclosures noted in the Company’s prior filings are also applicable to its future filings.

For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

General

1.
We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel’s letter to us dated March 5, 2010.  Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  This will confirm that the Company acknowledges it is responsible for the adequacy and accuracy of the disclosures in the filings noted above, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

2.
We note your response to comment six of our letter dated January 29, 2010.  Your disclosure refers to individual performance factors; however these factors are not described for any executive officer.  If individual performance was a significant factor in determining compensation, please identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.  See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:  Individual performance was not a significant factor in the compensation of the Company’s named executive officers for the most recent fiscal year of the Company.  The base salaries of the named executive officers were set forth in employment agreements and offer letters between the Company and those officers, and were not increased for fiscal 2009.  In addition, as noted in the Prior Response, no named executive officer qualified for bonus compensation under the Company’s Management Incentive Plan for that fiscal year.  Further no stock-based compensation was awarded to any named executive officer other than for options to purchase shares of our common stock granted to David J. Dick and to the undersigned during the most recent fiscal year of the Company.  As noted in our Compensation Discussion and Analysis, it is the Company’s standard policy to make an initial stock option grant to all executive officers at the time they commence employment with the Company.  In Mr. Dick’s case, the option was granted in connection with his election as the Company’s chief financial officer and treasurer.  The option awarded to the undersigned was granted after a review by the Compensation Committee, and in recognition, of my general day-to-day job performance as the Company’s general counsel, but was not based on any particular individual performance factor or factors.  Accordingly, while the Company’s Compensation Discussion and Analysis will reference the stock option awards and the reasons for such awards, we do not believe that disclosure in response to this comment generally would be applicable in the proxy statement for our 2010 annual meeting of stockholders.  We will, however, comply with this comment in future filings where individual performance plays a significant role in determining the compensation of the Company’s named executive officers.

Quarterly Report on Form 10-Q for the Period Ended October 31, 2009
Quarterly Report on Form 10-Q for the Period Ended August 1, 2009
Quarterly Report on Form 10-Q for the Period Ended May 2. 2009

3.           We note your response to comment 11 of our letter dated January 29, 2010.  While we note that you have revised your disclosure to clarify that disclosure controls and procedures include “controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management...as appropriate to allow timely decisions regarding required disclosure,” you have not revised your disclosure to contain a conclusion that your disclosure controls and procedures were effective, as of the relevant date, to ensure both that (i) information required to be disclosed is recorded, processed, summarized and reported within the time periods specified, and (ii) information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management as appropriate to allow timely decisions regarding required disclosure.  Please revise your disclosure accordingly.

RESPONSE:  In future filings, assuming management’s evaluation made of the Company’s disclosure controls and procedures at the applicable time is consistent with same, the Company anticipates that the first paragraph of Item 4 of Part I of its Forms 10-Q would be expanded to read substantially as follows:

“Item 4.   Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal period covered by this Form 10-Q.  Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, [date to be inserted], our disclosure controls and procedures were effective to ensure both that (i) information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Exchange Act, and (ii) information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.”

*   *   *   *

Please call the undersigned at (212) 590-6204 with any questions or comments regarding the foregoing.

Very truly yours,

dELiA*s, Inc.

By: /s/ Marc G. Schuback Marc G. Schuback, Vice President, General Counsel and Secretary

cc:	Lilyanna L. Peyser, Esq. US Securities and Exchange Commission
Brigitte Lippman, Esq. US Securities and Exchange Commission
Mr. Robert E. Bernard, dELiA*s, Inc.
William D. Freedman, Esq.